BEAR STEARNS

BEAR STEARNS FINANCIAL PRODUCTS INC.
383 MADISON AVENUE
NEW YORK, NEW YORK 10179
212-272-4009

DATE:	May 25, 2007
TO:	LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA4 Trust
ATTENTION:	Robert Waddell Trust Administrator
TELEPHONE:	(312) 904-6257
FACSIMILE:	(312) 904-1368
TO:	Washington Mutual Bank
ATTENTION:	Mercy Lu
TELEPHONE:	206-461-5728
FACSIMILE:	206-554-4889
TO:	Bear Stearns Bank plc
ATTENTION:	Derivatives Documentation
TELEPHONE:	353-1-402-6225
FACSIMILE:	353-1-402-6223
FROM:	Derivatives Documentation
TELEPHONE:	212-272-2711
FACSIMILE:	212-272-9857
RE:	**Novation Confirmation**

REFERENCE NUMBER(S): FXNEC9565-BXNE232241

The purpose of this letter is to confirm the terms and conditions of the Novation Transaction entered into between the parties and effective from the Novation Date specified below. This Novation Confirmation constitutes a "Confirmation" as referred to in the New Agreement specified below.

1. The definitions and provisions contained in the 2004 ISDA Novation Definitions (the "Definitions") and the terms and provisions of the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and amended from time to time, are incorporated in this Novation Confirmation. In the event of any inconsistency between (i) the Definitions, (ii) the 2000 ISDA Definitions, and/or (iii) the Novation Agreement and this Novation Confirmation, this Novation Confirmation will govern.

2. The terms of the Novation Transaction to which this Novation Confirmation relates are as follows:

Novation Trade Date:	May 25, 2007
Novation Date:	May 25, 2007
Novated Amount:	USD 81,781,115
Transferor 1:	Washington Mutual Bank
Transferor 2:	Bear Stearns Bank plc
Transferee 1:	LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of Washington Mutual Mortgage Pass-

Reference Number: – Novation Confirmation - FXNEC9565-BXNE232241
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of
Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA4 Trust
Washington Mutual Bank
May 25, 2007
Page 2 of 3

	Through Certificates WMALT Series 2007-OA4 Trust (the "Trust" or "Transferee 1")
Transferee 2:	Bear Stearns Financial Products Inc.
New Agreement (between Transferee 1 and Transferee 2):	The Master Agreement as defined in the New Confirmation

3. The terms of the Old Transaction to which this Novation Confirmation relates, for identification purposes, are as follows:

Trade Date of Old Transaction:	May 22, 2007
Effective Date of Old Transaction:	June 25, 2007
Termination Date of Old Transaction:	January 25, 2018

4. The terms of the New Transaction to which this Novation Confirmation relates shall be as specified in the New Confirmation attached hereto as Exhibit A.

| Full First Calculation Period: | Applicable, commencing on June 25, 2007. |

5. Other Provisions: Additional Provisions relating to the New Transaction:

(a) Transferor 1, by its execution of this Novation Agreement, agrees to the terms of the provision of the definition of Notional Amount in Exhibit A hereto.

(b) **Trustee Capacity**. It is expressly understood and agreed by the parties hereto that insofar as this Novation Confirmation is executed by the Trustee (i) this Novation Confirmation is executed and delivered by LaSalle Bank National Association not in its individual capacity but solely as Trustee under the PSA referred to in this Novation Confirmation in the exercise of the powers and authority conferred and vested in it thereunder, (ii) under no circumstances shall LaSalle Bank National Association in its individual capacity be personally liable for the payment of any indebtedness or expenses or be personally liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken under this Novation Confirmation, and (iii) each of the representations, undertakings and agreements herein made on behalf of the Trust is made and intended not as personal representations, undertakings and agreements of LaSalle Bank National Association.

6. Offices:

Transferor 1:	Not Applicable
Transferor 2:	Not Applicable
Transferee 1:	Not Applicable
Transferee 2:	Not Applicable

The parties confirm their acceptance to be bound by this Novation Confirmation as of the Novation Date by executing a copy of this Novation Confirmation and returning a facsimile of the fully-executed Novation Confirmation to **212-272-9857**. Transferor 1 and Transferor 2, by their respective execution of a copy of this Novation Confirmation, each agrees to the terms of the Novation Confirmation as it relates to the Old Transaction. Transferee 1 and Transferee 2, by their respective execution of a copy of this Novation Confirmation, each agrees to the terms of the Novation Confirmation as it relates to the New Transaction. The parties further agree that neither Transferor 1 nor Transferor 2 have any further obligations under the Old Transaction. For inquiries regarding U.S. Transactions, please contact **Derivatives Documentation** by telephone at **212-272-2711**. For all other inquiries please contact **Derivatives Documentation** by telephone at **353-1-402-6223**.

Reference Number: – Novation Confirmation - FXNEC9565-BXNE232241
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of
Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA4 Trust
Washington Mutual Bank
May 25, 2007
Page 3 of 3

Washington Mutual Bank



By: _____
    Name: Peggy Burton
    Title: Officer
    Date: 5-25-07

Bear Stearns Bank plc

By: _____
    Name:
    Title:
    Date:

**LaSalle Bank National Association, not in its
individual capacity, but solely as Trustee on behalf
of Washington Mutual Mortgage Pass-Through
Certificates WMALT Series 2007-OA4 Trust**

By: _____
    Name:
    Title:
    Date:

Bear Stearns Financial Products Inc.

By: _____
    Name:
    Title:
    Date:

lm

Reference Number: – Novation Confirmation - FXNEC9565-BXNE232241
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of
Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA4 Trust
Washington Mutual Bank
May 25, 2007
Page 3 of 3

Washington Mutual Bank

By: _____
    Name:
    Title:
    Date:

**LaSalle Bank National Association, not in its
individual capacity, but solely as Trustee on behalf
of Washington Mutual Mortgage Pass-Through
Certificates WMALT Series 2007-OA4 Trust**

By: _____
    Name:
    Title:
    Date:

Bear Stearns Bank plc



By: _____
    Name: **SUSAN DONLON**
    Title:
    Date:

             AUTHORIZED SIGNATORY
Bear Stearns Financial Products Inc.

By: _____
    Name:
    Title:
    Date:

lm

Reference Number: -- Novation Confirmation - FXNEC9565-BXNE232241
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of
Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA4 Trust
Washington Mutual Bank
May 25, 2007
Page 3 of 3

Washington Mutual Bank   **Bear Stearns Bank plc**

By: _____
     Name: By: _____
     Title: Name:
     Date: Title:
                                                     Date:

LaSalle Bank National Association, not in its   **Bear Stearns Financial Products Inc.**
individual capacity, but solely as Trustee on behalf
of Washington Mutual Mortgage Pass-Through
Certificates WMALT Series 2007-OA4 Trust


                                          By: _____
By: _____   Name:
     Name: Rita Lopez   Title:
     Title: Vice President   Date:
     Date:

lm

Reference Number: – Novation Confirmation - FXNEC9565-BXNE232241
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of
Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA4 Trust
Washington Mutual Bank
May 25, 2007
Page 3 of 3

Washington Mutual Bank   **Bear Stearns Bank plc**

By: _____

    Name: By: _____

    Title: Name:

    Date: Title:

                                         Date:

LaSalle Bank National Association, not in its   **Bear Stearns Financial Products Inc.**
individual capacity, but solely as Trustee on behalf
of Washington Mutual Mortgage Pass-Through
Certificates WMALT Series 2007-OA4 Trust



                                           By: _____

By: _____   Name:

    Name: Title: ANNIE MANEVITZ

    Title: Date: AUTHORIZED SIGNATORY

    Date:

lm

BEAR STEARNS

BEAR STEARNS FINANCIAL PRODUCTS INC.
383 MADISON AVENUE
NEW YORK, NEW YORK 10179
212-272-4009

Exhibit A

DATE:	May 25, 2007
TO:	LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA4 Trust
ATTENTION:	Robert Waddell
	Trust Administrator
TELEPHONE:	(312) 904-6257
FACSIMILE:	(312) 904-1368
FROM:	Derivatives Documentation
TELEPHONE:	212-272-2711
FACSIMILE:	212-272-9857
SUBJECT:	Fixed Income Derivatives Confirmation and Agreement
REFERENCE NUMBER(S):	FXNEC9565

The purpose of this letter agreement ("Agreement") is to confirm the terms and conditions of the Transaction entered into on the Trade Date specified below (the "Transaction") between Bear Stearns Financial Products Inc. ("BSFP") and LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA4 Trust (the "Trust" or "Counterparty") under the Pooling and Servicing Agreement, dated as of May 1, 2007, among WaMu Asset Acceptance Corp., as Depositor, Washington Mutual Bank, as Servicer, LaSalle Bank National Association, as Trustee, and Christiana Bank & Trust Company, as Delaware Trustee (the "PSA"). This Agreement, which evidences a complete and binding agreement between you and us to enter into the Transaction on the terms set forth below, constitutes a "Confirmation" as referred to in the "ISDA Form Master Agreement" (as defined below), as well as a "Schedule" as referred to in the ISDA Form Master Agreement.

1.   This Agreement is subject to the *2000 ISDA Definitions* (the "Definitions"), as published by the International Swaps and Derivatives Association, Inc. ("ISDA"). You and we have agreed to enter into this Agreement in lieu of negotiating a Schedule to the 1992 ISDA Master Agreement (Multicurrency—Cross Border) form (the "ISDA Form Master Agreement") but, rather, an ISDA Form Master Agreement shall be deemed to

have been executed by you and us on the date we entered into the Transaction. In the event of any inconsistency between the provisions of this Agreement and the Definitions or the ISDA Form Master Agreement, this Agreement shall prevail for purposes of the Transaction. Terms capitalized but not defined herein shall have the meanings attributed to them in the PSA.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

Type of Transaction:	Rate Cap
Notional Amount:	With respect to any Calculation Period, the lesser of:

(i) The Notional Amount set forth in Schedule I attached hereto for each Calculation Period, and

(ii) The outstanding aggregate Class A-1C and Class A-1D Balances (as defined in the PSA) immediately prior to the last day of such Calculation Period; *provided, however*, that if the holder of any portion of the Class A-1C and Class A-1D Certificates on the related Record Date (as defined in the PSA) is Washington Mutual Bank or any of its affiliates (each, a "WM Entity"), (a) such WM Entity shall not be entitled to retain any portion of the Floating Rate Payer payment amount received by it pursuant to this Confirmation and the PSA; (b) BSFP shall be entitled to be repaid such portion of the Floating Rate Payer payment amount; and (c) any Floating Rate Payer payment amount that is received by a WM Entity shall be returned by such WM Entity to BSFP as soon as it becomes aware of such payment (other than the return of such payment, neither the WM Entity nor BSFP shall incur any penalty or liability hereunder with respect to such payment); *provided, further*, that the immediately preceding proviso shall be inapplicable to any of the Class A-1C or Class A-1D Certificates that are (x) acquired by a WM Entity from an entity unaffiliated with any WM Entity; (y) held by such WM Entity temporarily, as described in *FASB Staff*

Position FAS 140-2; Clarification of the Application of Paragraphs 40(b) and 40(c) of FASB Statement No. 140, posted November 9, 2005; and (z) classified as trading securities as described in *FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities.*

Trade Date: May 25, 2007

Effective Date: June 25, 2007

Termination Date: January 25, 2018

Fixed Amount (Premium):   Inapplicable. Premium has been paid under the Old Transaction.

Floating Amounts:

    Floating Rate Payer: BSFP

    Cap Rate: With respect to any Calculation Period, the Cap Rate set forth in Schedule I attached hereto for such Calculation Period.

    Floating Rate Payer
    Period End Dates: The 25th calendar day of each month during the Term of this Transaction, commencing July 25, 2007 and ending on the Termination Date, subject to No Adjustment.

    Floating Rate Payer
    Payment Dates: Early Payment shall be applicable. The Floating Rate Payer Payment Dates shall be two Business Days preceding each Floating Rate Payer Period End Date.

    Floating Rate Option: USD-LIBOR-BBA; provided, however, that if the Floating Rate determined from such Floating Rate Option for any Calculation Period is greater than 10.26000% then the Floating Rate for such Calculation Period shall be deemed equal to 10.26000%.

Designated Maturity:	One month
Floating Rate Day Count Fraction:	Actual/360
Reset Dates:	The first day of each Calculation Period.
Compounding:	Inapplicable
Business Days:	New York
Business Day Convention:	Following

3. Additional Provisions: Each party hereto is hereby advised and acknowledges that the other party has engaged in (or refrained from engaging in) substantial financial transactions and has taken (or refrained from taking) other material actions in reliance upon the entry by the parties into the Transaction being entered into on the terms and conditions set forth herein and in the Confirmation relating to such Transaction, as applicable. This paragraph shall be deemed repeated on the trade date of each Transaction.

4. Provisions Deemed Incorporated in a Schedule to the ISDA Form Master Agreement:

1) The parties agree that subparagraph (ii) of Section 2(c) of the ISDA Form Master Agreement will apply to any Transaction.

2) *Termination Provisions*. For purposes of the ISDA Form Master Agreement:

(a) "Specified Entity" is not applicable to BSFP or Counterparty for any purpose.

(b) The "Breach of Agreement" provision of Section 5(a)(ii) will not apply to BSFP or Counterparty.

(c) The "Credit Support Default" provisions of Section 5(a)(iii) will not apply to BSFP or Counterparty.

(d)   The "Misrepresentation" provisions of Section 5(a)(iv) will not apply to BSFP or Counterparty.

(e)   "Specified Transaction" is not applicable to BSFP or Counterparty for any purpose, and, accordingly, Section 5(a)(v) shall not apply to BSFP or Counterparty.

(f)   The "Cross Default" provisions of Section 5(a)(vi) will not apply to BSFP or to Counterparty.

(g)   Section 5 (a) (vii) is modified by deleting clause (2) thereof.

(h)   The "Credit Event Upon Merger" provisions of Section 5(b)(iv) will not apply to BSFP or Counterparty.

(i)   The "Automatic Early Termination" provision of Section 6(a) will not apply to BSFP or to Counterparty.

(j)   Payments on Early Termination. For the purpose of Section 6(e):

       (i)   Market Quotation will apply.

       (ii)   The Second Method will apply.

(k)   "Termination Currency" means United States Dollars.

3) Tax Representations. Not applicable

4) [Reserved]

5) *Documents to be Delivered.* For the purpose of Section 4(a) of the ISDA Form Master Agreement:

(1)   Tax forms, documents, or certificates to be delivered are:

Party required to deliver document	Form/Document/ Certificate	Date by which to be delivered
BSFP and the Counterparty	Any document required or reasonably requested to allow the other party to make payments under this Agreement without any deduction or withholding for or on the account of any Tax or with such deduction or withholding at a reduced rate	Promptly after the earlier of (i) reasonable demand by either party or (ii) learning that such form or document is required

(2)   Other documents to be delivered are:

Party required to deliver document	Form/Document/ Certificate	Date by which to be delivered	Covered by Section 3(d) Representation
BSFP and the Counterparty	Any documents required by the receiving party to evidence the authority of the delivering party or its Credit Support Provider, if any, for it to execute and deliver this Agreement, any Confirmation, and any Credit Support Documents to which it is a party, and to evidence the authority of the delivering party or its Credit Support Provider to perform its obligations under this Agreement, such Confirmation and/or Credit Support Document, as the case may be	Upon the execution and delivery of this Agreement and such Confirmation	Yes
BSFP and the Counterparty	A certificate of an authorized officer of the party, as to the incumbency and authority of the	Upon the execution and delivery of this Agreement and such Confirmation	Yes

Party required to deliver document	Form/Document/ Certificate	Date by which to be delivered	Covered by Section 3(d) Representation
	respective officers of the party signing this Agreement, any relevant Credit Support Document, or any Confirmation, as the case may be		
BSFP	An opinion of counsel of such party regarding the enforceability of this Agreement in a form reasonably satisfactory to the other party.	Upon the execution and delivery of this Agreement	No
Counterparty	An executed copy of the PSA	Within 30 days after the date of this Agreement.	No

6) *Miscellaneous.* Miscellaneous

(a)   Address for Notices: For the purposes of Section 12(a) of the ISDA Form Master Agreement:

Address for notices or communications to BSFP:

Address:	383 Madison Avenue, New York, New York 10179
Attention:	DPC Manager
Facsimile:	(212) 272-5823

with a copy to:

Address:	One Metrotech Center North, Brooklyn, New York 11201
Attention:	Derivative Operations - 7th Floor
Facsimile:	(212) 272-1634

(For all purposes)

Address for notices or communications to the Counterparty:

Address:	LaSalle Bank National Association
	Global Securities and Trust Services

135 S. LaSalle St., Suite 1511
Chicago, IL 60603

Attention: Robert Woddell
               Trust Administrator-WMALT 2007-OA4
Facsimile: (312) 904-1368
Phone: (312) 904-6257

(For all purposes)

(b)   Process Agent. For the purpose of Section 13(c) of the ISDA Form Master Agreement:

BSFP appoints as its
Process Agent: Not Applicable

The Counterparty appoints as its
Process Agent: Not Applicable

(c)   Offices. The provisions of Section 10(a) will not apply to this Agreement; neither BSFP nor the Counterparty have any Offices other than as set forth in the Notices Section and BSFP agrees that, for purposes of Section 6(b) of the ISDA Form Master Agreement, it shall not in future have any Office other than one in the United States.

(d)   Multibranch Party. For the purpose of Section 10(c) of the ISDA Form Master Agreement:

BSFP is not a Multibranch Party.

The Counterparty is not a Multibranch Party.

(e)   Calculation Agent. The Calculation Agent is BSFP.

(f)   Credit Support Document. Not applicable for either BSFP or the Counterparty.

(g)   Credit Support Provider.

BSFP: Not Applicable

The Counterparty: Not Applicable

Reference Number: FXNEC9565
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on
behalf of Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-
OA4 Trust
May 25, 2007
Page 9 of 18

(h)   Governing Law.   This Agreement shall be governed by, and construed in
       accordance with the law of the Sate of New York (without reference to choice of
       law doctrine except Section 5-1401 and Section 5-1402 of the New York General
       Obligation Law).

(i)   Amendments. Section 9(b) of the printed ISDA Form Master Agreement is
       amended and modified by adding the following at the end of such Section:

       No amendment, modification or waiver in respect of this Agreement will be
       effective unless the Rating Agency Condition is satisfied.

(j)   Additional Transactions or Amendment to Current Transaction Absent Consent. No
       Transaction between BSFP and the Counterparty (other than the Transaction
       relating to the Relevant Certificates originally entered into in connection with the
       execution of this Agreement) shall be entered into, nor shall any amendment,
       assignment, transfer, modification or waiver in respect of any such Transaction or
       the Confirmation thereof be entered into unless the Rating Agency Condition is
       satisfied.

(k)   Non-Petition. BSFP hereby irrevocably and unconditionally agrees that it will not
       institute against, or join any other person in instituting against or cause any other
       person to institute against, the Counterparty, any bankruptcy, reorganization,
       arrangement, insolvency, or similar proceeding under the laws of the United States,
       or any other jurisdiction for the non-payment of any amount due hereunder or any
       other reason until the payment in full of the Certificates (as defined in the PSA) and
       the expiration of a period of one year plus ten days (or, if longer, the applicable
       preference period) following such payment.

(l)   Severability. If any term, provision, covenant, or condition of this Agreement, or
       the application thereof to any party or circumstance, shall be held to be invalid or
       unenforceable (in whole or in part) for any reason, the remaining terms, provisions,
       covenants, and conditions hereof shall continue in full force and effect as if this
       Agreement had been executed with the invalid or unenforceable portion eliminated,
       so long as this Agreement as so modified continues to express, without material
       change, the original intentions of the parties as to the subject matter of this
       Agreement and the deletion of such portion of this Agreement will not substantially
       impair the respective benefits or expectations of the parties.

       The parties shall endeavor to engage in good faith negotiations to replace any
       invalid or unenforceable term, provision, covenant or condition with a valid or
       enforceable term, provision, covenant or condition, the economic effect of which

comes as close as possible to that of the invalid or unenforceable term, provision, covenant or condition.

(m)   Consent to Recording.Each party hereto consents to the monitoring or recording, at any time and from time to time, by the other party of any and all communications between officers or employees of the parties, waives any further notice of such monitoring or recording, and agrees to notify its officers and employees of such monitoring or recording.

(n)   Waiver of Jury Trial. Each party waives any right it may have to a trial by jury in respect of any Proceedings relating to this Agreement or any Credit Support Document.

(o)   Additional Definitional Provisions.

As used in this Agreement, the following terms shall have the meanings set forth below, unless the context clearly requires otherwise:

"Rating Agency Condition" means, with respect to any particular proposed act or omission to act hereunder that the party acting or failing to act having consulted with (i) Moody's and having received from Moody's, a prior written confirmation that the proposed action or inaction would not cause a downgrade or withdrawal of the then-current rating of the Relevant Certificates; and (ii) S&P and having received from S&P, a prior written confirmation that the proposed action or inaction would not cause a downgrade or withdrawal of the then-current rating of the Relevant Certificates

"Moody's" means Moody's Investors Service, Inc., or any successor.

"S&P" Standard and Poor's Ratings Services a division of The McGraw-Hill Companies, Inc. or any successor

"Relevant Certificates" means the Class A-1C and Class A-1D Certificates.

(p)   Trustee Capacity. It is expressly understood and agreed by the parties hereto that insofar as this Agreement is executed by the Trustee (i) this Agreement is executed and delivered by LaSalle Bank National Association not in its individual capacity but solely as Trustee under the PSA referred to in this Agreement in the exercise of the powers and authority conferred and vested in it thereunder, (ii)

under no circumstances shall LaSalle Bank National Association in its individual capacity or as Trustee be personally liable for the payment of any indebtedness or expenses or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken under this Agreement, and (iii) each of the representations, undertakings and agreements herein made on behalf of the Trust is made and intended not as personal representations, undertakings and agreements of LaSalle Bank National Association.

(q)   Downgrade of BSFP. If a Ratings Event (as defined below) shall occur and be continuing with respect to BSFP, then BSFP shall (A) within 10 Business Days of such Ratings Event, give notice to the Counterparty of the occurrence of such Ratings Event, and (B) use reasonable efforts to transfer (at its own cost) BSFP's rights and obligations hereunder to another party, subject to satisfaction of the Rating Agency Consent (as defined below). Unless such a transfer by BSFP has occurred within 20 Business Days after the occurrence of a Ratings Event, BSFP will post Eligible Collateral (as designated in the approved Credit Support Annex), to secure the Counterparty's exposure or potential exposure to BSFP, and such Eligible Collateral shall be provided in accordance with a Credit Support Annex to be attached hereto and made a part hereof within 10 Business Days of the Counterparty's demand therefor. The Eligible Collateral to be posted and the Credit Support Annex to be executed and delivered shall be subject to the Rating Agency Consent. Notwithstanding the addition of the Credit Support Annex and the posting of Eligible Collateral, BSFP shall continue to use reasonable efforts to transfer its rights and obligations hereunder to an acceptable third party; *provided, however,* that BSFP's obligations to find a transferee and to post Eligible Collateral under such Credit Support Annex shall remain in effect only for so long as a Ratings Event is continuing with respect to BSFP. For the purpose hereof, a "Ratings Event" shall occur with respect to BSFP if the long-term and short-term senior unsecured deposit ratings of BSFP cease to be at least "AA-" and "A-1" by Standard & Poor's Ratings Service ("S&P") and at least "Aa3" and "Prime-1" by Moody's Investors Service, Inc. ("Moody's") and at least "AA-" and "F1" by Fitch, Inc. ("Fitch"), to the extent such obligations are rated by S&P and Moody's and Fitch. "Rating Agency Consent" means, with respect to any action taken or to be taken, a condition that is satisfied when S&P, Moody's and Fitch have confirmed that such action would not result in the downgrade, qualification (if applicable) or withdrawal of the rating then assigned by such Rating Agency to the applicable class of Certificates. The failure by BSFP to post Eligible Collateral in accordance herewith or to transfer its rights and obligations hereunder shall constitute an Additional Termination Event for which BSFP shall be the sole Affected Party.

(r)   Additional Termination Event:

     (i)   If, upon the occurrence of a Swap Disclosure Event (as defined in Part 6(s)(ii) below) BSFP has not, within five (5) Business Days after such Swap Disclosure Event complied with any of the provisions set forth in the Regulation AB Agreement reference below, then an Additional Termination Event shall have occurred with respect to BSFP, BSFP shall be the sole Affected Party and all Transactions hereunder shall be Affected Transaction.

     (ii)   Regulation AB Compliance. BSFP and Counterparty agree that the terms of the Indemnification and Disclosure Agreement dated as of May 25, 2007 (the "Regulation AB Agreement"), between Washington Mutual Mortgage Securities Corp. and BSFP shall be incorporated by reference into this Agreement so that Counterparty shall be an express third party beneficiary of the Regulation AB Agreement. A copy of the Regulation AB Agreement is attached hereto as Annex A.

(s)   Compliance with Regulation AB.

    (i) BSFP agrees and acknowledges that the Depositor is required under Regulation AB as defined under the Pooling and Servicing Agreement, to disclose certain financial information regarding BSFP or its group of affiliated entities, if applicable, depending on the aggregate "significance percentage" of this Agreement and any other derivative contracts between BSFP or its group of affiliated entities, if applicable, and Counterparty, as calculated from time to time in accordance with Item 1115 of Regulation AB.

    (ii) It shall be a swap disclosure event (**"Swap Disclosure Event"**) if, on any Business Day after the date hereof, the Depositor requests from BSFP the applicable financial information described in Item 1115 of Regulation AB (such request to be based on a reasonable determination by Depositor, in good faith, that such information is required under Regulation AB) (the "**Swap Financial Disclosure**").

7) "Affiliate" will have the meaning specified in Section 14 of the ISDA Form Master Agreement, provided that BSFP shall not be deemed to have any Affiliates for purposes of this Agreement, including for purposes of Section 6(b)(ii) of the ISDA Form Master Agreement.

8) Section 3 of the ISDA Form Master Agreement is hereby amended by adding at the end thereof the following subsection (g):

    "(g)   Relationship Between Parties.

Reference Number: FXNEC9565
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on
behalf of Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-
OA4 Trust
May 25, 2007
Page 13 of 18

Each party represents to the other party on each date when it enters into a Transaction that:--

(1) <u>Nonreliance</u>. It is not relying on any statement or representation of the other party regarding the Transaction (whether written or oral), other than the representations expressly made in this Agreement or the Confirmation in respect of that Transaction.

(2) <u>Evaluation and Understanding</u>.

(i) It has the capacity to evaluate (internally or through independent professional advice) the Transaction and has made its own decision to enter into the Transaction; and

(ii) It understands the terms, conditions and risks of the Transaction and is willing and able to accept those terms and conditions and to assume those risks, financially and otherwise.

(3) <u>Purpose</u>. It is entering into the Transaction for the purposes of managing its borrowings or investments, hedging its underlying assets or liabilities or in connection with a line of business.

(4) <u>Principal</u>. In the case of BSFP, it is entering into the Transaction as principal, and not as agent or in any other capacity, fiduciary or otherwise. In the case of the Counterparty, LaSalle Bank National Association is entering into the Transaction not individually but solely as Trustee on behalf of the Trust."

NEITHER THE BEAR STEARNS COMPANIES INC. NOR ANY SUBSIDIARY OR AFFILIATE OF THE BEAR STEARNS COMPANIES INC. OTHER THAN BSFP IS AN OBLIGOR OR A CREDIT SUPPORT PROVIDER ON THIS AGREEMENT.

5. Account Details and Settlement Information:	**Payments to BSFP:** Citibank, N.A., New York ABA Number: 021-0000-89, for the account of Bear, Stearns Securities Corp. Account Number: 0925-3186, for further credit to Bear Stearns Financial Products Inc. Sub-account Number: 102-04654-1-3 Attention: Derivatives Department

Payments to Counterparty:
LaSalle Bank N.A.
ABA # 071000505
LaSalle CHGO/CTR/BNF:/LaSalle Trust
Trust Acct # 724766.2
Attn: WMALT 07-OA4 – R. Waddell – 4-6257

lm

Reference Number: FXNEC9565
LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on
behalf of Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-
OA4 Trust
May 25, 2007
Page 15 of 18

SCHEDULE I

From and including	To but excluding	Notional Amount (USD)	Cap Rate (%)
Effective Date	7/25/2007	81,781,115	7.81864
7/25/2007	8/25/2007	80,527,905	7.55677
8/25/2007	9/25/2007	79,292,896	7.55680
9/25/2007	10/25/2007	78,075,652 .	7.81872
10/25/2007	11/25/2007	76,875,941	7.55685
11/25/2007	12/25/2007	75,693,152	7.81877
12/25/2007	1/25/2008	74,526,392	7.55690
1/25/2008	2/25/2008	73,374,828	7.55692
2/25/2008	3/25/2008	72,231,819	8.09882
3/25/2008	4/25/2008	71,098,747	7.55699
4/25/2008	5/25/2008	69,980,656	7.81889
5/25/2008	6/25/2008	68,878,467	7.55699
6/25/2008	7/25/2008	67,791,701	7.81889
7/25/2008	8/25/2008	66,720,258	7.55698
8/25/2008	9/25/2008	65,657,607	7.55705
9/25/2008	10/25/2008	64,608,917	7.81902
10/25/2008	11/25/2008	63,566,210	7.55716
11/25/2008	12/25/2008	62,534,574	7.81910
12/25/2008	1/25/2009	61,494,490	7.55711
1/25/2009	2/25/2009	60,445,499	7.55705
2/25/2009	3/25/2009	59,381,404	8.39900
3/25/2009	4/25/2009	58,295,394	7.55725
4/25/2009	5/25/2009	57,199,370	7.81926
5/25/2009	6/25/2009	56,033,942	7.55745
6/25/2009	7/25/2009	54,823,112	7.81919
7/25/2009	8/25/2009	53,594,711	7.55743
8/25/2009	9/25/2009	52,385,718	7.55761
9/25/2009	10/25/2009	51,189,692	7.81972
10/25/2009	11/25/2009	50,005,313	7.55789
11/25/2009	12/25/2009	48,841,965	7.81991
12/25/2009	1/25/2010	47,698,696	7.55808
1/25/2010	2/25/2010	46,574,599	7.55813
2/25/2010	3/25/2010	45,471,045	8.40014
3/25/2010	4/25/2010	44,386,470	7.55825
4/25/2010	5/25/2010	43,322,284	7.82025
5/25/2010	6/25/2010	42,278,112	7.55836
6/25/2010	7/25/2010	41,253,078	7.82036
7/25/2010	8/25/2010	40,247,339	7.55846

8/25/2010	9/25/2010	39,260,538	7.55851
9/25/2010	10/25/2010	38,292,276	7.82052
10/25/2010	11/25/2010	37,342,260	7.55862
11/25/2010	12/25/2010	36,410,152	7.82063
12/25/2010	1/25/2011	35,495,623	7.55873
1/25/2011	2/25/2011	34,598,347	7.55878
2/25/2011	3/25/2011	33,944,226	8.40085
3/25/2011	4/25/2011	33,302,240	7.55889
4/25/2011	5/25/2011	32,672,249	7.82090
5/25/2011	6/25/2011	32,054,032	7.55899
6/25/2011	7/25/2011	31,447,370	7.82101
7/25/2011	8/25/2011	30,852,047	7.55910
8/25/2011	9/25/2011	30,267,855	7.55915
9/25/2011	10/25/2011	29,694,585	7.82118
10/25/2011	11/25/2011	29,132,035	7.55926
11/25/2011	12/25/2011	28,580,006	7.82129
12/25/2011	1/25/2012	28,038,302	7.55937
1/25/2012	2/25/2012	27,506,732	7.55943
2/25/2012	3/25/2012	26,985,108	8.10152
3/25/2012	4/25/2012	26,472,182	7.55948
4/25/2012	5/25/2012	25,968,866	7.82147
5/25/2012	6/25/2012	25,474,981	7.55948
6/25/2012	7/25/2012	24,990,352	7.82147
7/25/2012	8/25/2012	24,514,806	7.55949
8/25/2012	9/25/2012	24,048,175	7.55949
9/25/2012	10/25/2012	23,590,293	7.82147
10/25/2012	11/25/2012	23,140,998	7.55949
11/25/2012	12/25/2012	22,700,128	7.82147
12/25/2012	1/25/2013	22,267,529	7.55949
1/25/2013	2/25/2013	21,843,045	7.55949
2/25/2013	3/25/2013	21,426,527	8.40158
3/25/2013	4/25/2013	21,017,824	7.55949
4/25/2013	5/25/2013	20,616,793	7.82147
5/25/2013	6/25/2013	20,223,291	7.55949
6/25/2013	7/25/2013	19,837,177	7.82148
7/25/2013	8/25/2013	19,458,313	7.55949
8/25/2013	9/25/2013	19,086,566	7.55949
9/25/2013	10/25/2013	18,721,802	7.82148
10/25/2013	11/25/2013	18,363,891	7.55949
11/25/2013	12/25/2013	18,012,705	7.82148
12/25/2013	1/25/2014	17,668,121	7.55949
1/25/2014	2/25/2014	17,330,013	7.55949

2/25/2014	3/25/2014	16,998,263	8.40158
3/25/2014	4/25/2014	16,672,751	7.55949
4/25/2014	5/25/2014	16,353,362	7.82148
5/25/2014	6/25/2014	16,039,980	7.55950
6/25/2014	7/25/2014	15,732,495	7.82148
7/25/2014	8/25/2014	15,430,796	7.55950
8/25/2014	9/25/2014	15,134,776	7.55950
9/25/2014	10/25/2014	14,844,328	7.82148
10/25/2014	11/25/2014	14,559,349	7.55950
11/25/2014	12/25/2014	14,279,737	7.82148
12/25/2014	1/25/2015	14,005,392	7.55949
1/25/2015	2/25/2015	13,736,216	7.55949
2/25/2015	3/25/2015	13,472,112	8.40158
3/25/2015	4/25/2015	13,212,985	7.55949
4/25/2015	5/25/2015	12,958,743	7.82148
5/25/2015	6/25/2015	12,709,295	7.55949
6/25/2015	7/25/2015	12,464,551	7.82148
7/25/2015	8/25/2015	12,224,423	7.55949
8/25/2015	9/25/2015	11,988,826	7.55949
9/25/2015	10/25/2015	11,757,675	7.82147
10/25/2015	11/25/2015	11,530,886	7.55949
11/25/2015	12/25/2015	11,308,379	7.82147
12/25/2015	1/25/2016	11,090,073	7.55949
1/25/2016	2/25/2016	10,875,890	7.55949
2/25/2016	3/25/2016	10,665,754	8.10152
3/25/2016	4/25/2016	10,459,588	7.55949
4/25/2016	5/25/2016	10,257,318	7.82147
5/25/2016	6/25/2016	10,058,871	7.55949
6/25/2016	7/25/2016	9,864,177	7.82147
7/25/2016	8/25/2016	9,673,165	7.55948
8/25/2016	9/25/2016	9,485,766	7.55948
9/25/2016	10/25/2016	9,301,912	7.82146
10/25/2016	11/25/2016	9,121,538	7.55948
11/25/2016	12/25/2016	8,944,579	7.82146
12/25/2016	1/25/2017	8,770,970	7.55948
1/25/2017	2/25/2017	8,600,649	7.55948
2/25/2017	3/25/2017	8,433,554	8.40156
3/25/2017	4/25/2017	8,269,625	7.55947
4/25/2017	5/25/2017	8,108,803	7.82146
5/25/2017	6/25/2017	7,951,030	7.55947
6/25/2017	7/25/2017	7,796,249	7.82145
7/25/2017	8/25/2017	7,644,404	7.55947

8/25/2017	9/25/2017	7,495,439	7.55947
9/25/2017	10/25/2017	7,349,301	7.82145
10/25/2017	11/25/2017	7,205,937	7.55946
11/25/2017	12/25/2017	7,065,295	7.82144
12/25/2017	Termination Date	6,927,324	7.55946